FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Results for its Fiscal Third Quarter Ended November 30, 2008

Vancouver, Canada, January 14, 2009, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company, announces results for its fiscal third quarter ended November 30, 2008. All financial amounts denominated in US dollars.

Gross revenue for the quarter was $6,226,000, versus $8,562,000 in Q3 of last year, a decrease of 27%. The principal reasons for the reduction in revenue were the approximately 20% reduction in the value of the Canadian dollar against the US over comparative quarters, reduced sales in the US due to a more difficult economic climate there and lesser bottled water sales in Canada. The exchange rate fluctuation has impacts throughout the Company’s income statement, balance sheet and particularly in the foreign exchange translation adjustment that contributes to comprehensive loss as the great majority of the Company’s assets and operations are either held or conducted in Canadian dollars and the Company presently reports its results in US dollars.

Gross profit margin (before discounts and slotting fees) for the quarter was 40%, up from 36.0% in Q3 of fiscal 2007. Again, one of the most significant drivers in this percentage margin growth was improvement in the Company’s bottling operations.

Net loss for the quarter improved to $465,000, or $0.02 per share. That is material progress from a loss of $1,643,000, or $0.08 per share, in Q3 last year. That improvement in financial performance is once again a direct consequence of increasing gross margin in concert with reductions in fixed overheads and SG&A expenses.

Discounts, rebates and slotting fees declined from $1,114,000 in the same period last year to $834,000 this past quarter. Non-cash stock based compensation expense for the quarter was $53,000. SG&A expenses were $2,015,000, down 40% from $3,379,000 in the same quarter of fiscal 2007. Reductions in SG&A costs continued through this past quarter and will extend into Q4.

For the first nine months of the year gross revenues were $24,847,000 versus $27,443,000 in the first three quarters of fiscal 2007. The Company’s YTD net loss was $1,304,000 versus $3,286,000 in the first nine months of last year.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, PureBlue™ SuperJuice, STOKED™ Energy Drinks, INFINITE Health® Water, DIE HARD™ Sports Energy Drink and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Non-GAAP Measures

Any non-GAAP financial measures referenced in this release do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™
©2009 Leading Brands, Inc.

This news release is available at www.LBIX.com

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LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF LOSS
AND COMPREHENSIVE LOSS
(UNAUDITED)

(EXPRESSED IN UNITED STATES DOLLARS)

	Three months ended		Nine months ended
	November 30,	November 30,	November 30,	November 30,
	2008	2007	2008	2007

Gross Sales	$6,226,396	$8,561,725	$24,846,676	$27,442,893
Less: Discounts, rebates and slotting fees	(833,966)	(1,113,951)	(3,406,632)	(3,241,337)
Net Sales	5,392,430	7,447,774	21,440,044	24,201,556

Cost of sales	3,714,436	5,465,734	14,401,024	18,341,880
Selling, general & administration expenses	2,015,062	3,379,465	7,603,349	9,786,945
Amortization of property, plant and equipment	165,947	187,928	534,277	504,096
Amortization of deferred costs and other	-	220	-	6,018
Interest on long-term debt	67,456	103,398	242,449	273,978
Interest on current debt	29,736	35,356	108,459	145,693
Interest income	(3,967)	(50,508)	(29,821)	(61,942)
(Gain)/loss on sale of assets	(259,409)	-	(239,514)	48,554
Loss (gain) on contract settlement	267,697	-	267,697	(1,226,506)
	5,996,958	9,121,593	22,887,920	27,818,716

Net loss before taxes	(604,528)	(1,673,819)	(1,447,876)	(3,617,160)

Income tax recovery (expense)	139,289	31,000	143,933	330,668

Net loss	(465,239)	(1,642,819)	(1,303,943)	(3,286,492)

Foreign exchange translation adjustment	(2,005,118)	1,025,306	(3,131,874)	2,287,800

Comprehensive loss	$(2,470,357)	$(617,513)	$(4,435,817)	$(998,692)

Loss per share - basic and diluted	($0.02)	($0.08)	($0.07)	($0.18)

Weighted average number of shares
outstanding - basic and diluted	19,958,124	19,951,877	19,958,124	17,902,768